SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 21 January 2005

Please find enclosed a press release relating to Air France’s interest in Amadeus.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

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Information

21 January 2005

In compliance with Article 82 of Spanish Securities Market Law 24/1988, Iberia Líneas Aéreas de España, Air France-KLM and Deutsche Lufthansa AG hereby notify the Spanish Securities Market Commission of the following

The Board of Directors of Iberia, during its meeting held on 20 January 2005, has ratified the actions of Iberia’s representatives of Wednesday 12 January, agreeing to negotiate exclusively with the representatives of the funds managed by BC Partners and Cinven for the purpose of reaching an agreement, if appropriate, in order to launch a public bid for the acquisition of 100% of the Class A shares in Amadeus at a price of €7.35 per share.

The Boards of Directors of Air France-KLM and Air France, during their meetings held on 20 January 2005, delegated to their President the power to adopt, within the frame of the negotiations described above, the resolution to carry out the transaction, executing, if appropriate, all the actions that may be required for its effectiveness.

The Supervisory Board of Deutsche Lufthansa AG had also previously agreed to continue negotiations on the proposed transaction.

IBERIA LINEAS AEREAS DE ESPAÑA S.A.

AIR FRANCE - KLM

DEUTSCHE LUFTHANSA AG

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: January 21, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations